Filed Pursuant to Rule 424(b)(5)

Registration No. 333-84232

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 25, 2002)

$41,500,000

The Procter & Gamble Company

Floating Rate Notes due 2053

We will pay interest on the notes on March 4, June 4, September 4 and December 4 of each year and on the maturity date. The first interest payment date is March 4, 2004. Interest on each note will be reset on March 4, June 4, September 4 and December 4 of each year, beginning on March 4, 2004, based on the 3-month LIBOR rate less 0.35%. The stated maturity of the notes is December 4, 2053.

We have the right to redeem all or a portion of the notes beginning on December 4, 2033 and at any time thereafter at the redemption prices listed in this prospectus supplement, plus accrued interest on the notes to the date we redeem the notes.

The holders of the notes may require us to repurchase all or a portion of the notes on December 4, 2004, on every December 4 thereafter through and including December 4, 2014, and on December 4 of every subsequent third year, at the redemption prices listed in this prospectus supplement, plus accrued interest on the notes to the date we repurchase the notes.

The notes offered hereby will have the same terms as our outstanding $30 million aggregate principal amount of floating rate notes due 2053 issued on December 4, 2003. The notes offered hereby and our outstanding floating rate notes due 2053 will trade as a single class of freely transferable notes and will form a single series and class for all purposes under the indenture.

If there is a “tax event,” we have the right to shorten the maturity of the notes to the extent needed, so that the interest we pay on the notes will be deductible for United States federal income tax purposes. On the new maturity date, we will pay 100% of the principal amount of the notes, plus accrued interest on the notes to the new maturity date.

	Per Note	Total
Public offering price (1)	100%	$41,500,000
Underwriting discount	1%	$415,000
Proceeds, before expenses, to Procter & Gamble	99%	$41,085,000

(1)	Plus accrued interest from December 4, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about January 14, 2004.

Joint Book-running Managers

Citigroup	Morgan Stanley

The date of this prospectus supplement is January 9, 2004.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Incorporation of Documents By Reference” in this prospectus supplement.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the underwriters or any of them, to subscribe to or purchase, any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

Unless otherwise specified, all references in this prospectus supplement to: (a) “Procter & Gamble,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries; (b) “fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and (c) “U.S. dollars,” “dollars,” “U.S. $” or “$” are to the currency of the United States of America.

THE COMPANY

The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company manufactures and markets a broad range of consumer products in many countries throughout the world. Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby and Family Care; Beauty Care; Health Care; and Snacks and Beverages.

•	Fabric and Home Care includes laundry detergents, dish care, fabric enhancers and surface cleaners. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn, Febreze and Swiffer.

•	Baby and Family Care includes diapers, wipes, tissue and towels. Representative brands include Pampers, Luvs, Charmin and Bounty.

•	Beauty Care includes hair care, hair colorants, skin care, cosmetics, fine fragrances, deodorants, tampons, pads and pantiliners. Representative brands include Pantene, Herbal Essences, Nice ‘N Easy, Head & Shoulders, Olay, Zest, Cover Girl, Secret, Old Spice, Tampax, Always and Whisper.

•	Snacks and Beverages includes coffee, snacks, commercial services and juice. Representative brands include Folgers, Millstone, Pringles and Sunny Delight.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams and Eukanuba.

In the most recent fiscal year ended June 30, 2003, the Fabric and Home Care segment accounted for 29% of total sales and Beauty Care accounted for 28% of total sales. Baby and Family Care accounted for 23%, Health Care accounted for 13% and Snacks and Beverages accounted for 7% of total sales.

In the United States, as of June 30, 2003, the Company owned and operated 35 manufacturing facilities and leased and operated 2 manufacturing facilities. These facilities were located in 21 different states. In addition, the Company owned and operated 83 manufacturing facilities in 42 other countries. Many of the domestic and international facilities produced products for multiple business segments. Fabric and Home Care products were produced at 45 of these locations; Baby and Family Care products at 32; Health Care products at 25; Beauty Care products at 39; and Snacks and Beverages products at 11.

RECENT DEVELOPMENTS

In March, 2003, the Company entered into an agreement to acquire a controlling interest in Wella AG from the majority shareholders and, in June, 2003, the Company completed a tender offer for the remaining outstanding voting class shares and preference shares. On September 2, 2003, the Company completed the previously announced purchase of the shares of Wella AG held by the majority shareholders for 3.16 billion Euros (approximately $3.42 billion based on spot exchange rates on that date). On September 10, 2003, the Company purchased the shares secured through the tender offer for 1.49 billion Euros (approximately $1.67 billion based on spot exchange rates on that date). As a result of these purchases, the Company acquired approximately 81% of the outstanding Wella shares (99% of the voting class shares and 45% of the preference shares). The acquisition was financed by a mixture of available cash balances and debt. Wella AG is a leading beauty care company selling its products in more than 150 countries, focused on professional hair care, retail hair care and cosmetics and fragrances.

On November 16, 2001, the Company completed the acquisition of the Clairol business from Bristol-Myers Squibb Company and, on May 31, 2002, the Company completed the spin-off of the Jif peanut butter and Crisco shortening brands to the Company’s shareholders and their subsequent merger into the J.M. Smucker Company.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following summary consolidated financial information for the quarters ended September 30, 2003 and September 30, 2002 has been derived from our unaudited consolidated financial statements contained in our Quarterly Report to Shareholders on Form 10-Q for the quarter ended September 30, 2003. The summary consolidated financial information for the fiscal year ended June 30, 2003 has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003. We believe that all adjustments necessary for the fair presentation thereof have been made to the unaudited financial data. The results for the interim period ended September 30, 2003 are not necessarily indicative of the results for the full fiscal year.

	Three Months Ended September 30
	2003	2002
	(Amounts in Millions Except Per Share Amounts)

NET SALES	$12,195	$10,796
Cost of products sold	5,879	5,489
Marketing, research, administrative and other expenses	3,673	3,128

OPERATING INCOME	2,643	2,179
Interest expense	141	144
Other non-operating income, net	40	103

EARNINGS BEFORE INCOME TAXES	2,542	2,138
Income taxes	781	674

NET EARNINGS	$1,761	$1,464

PER COMMON SHARE:
Basic net earnings	$1.33	$1.10
Diluted net earnings	$1.26	$1.04
Dividends	$0.46	$0.41
AVERAGE COMMON SHARES OUTSTANDING—DILUTED	1,398.9	1,407.3

	As of September 30, 2003	As of June 30, 2003

	(Amounts in Millions)
WORKING CAPITAL	$(1,139)	$2,862
TOTAL ASSETS	$50,496	$43,706
LONG-TERM DEBT	$11,993	$11,475
SHAREHOLDERS’ EQUITY	$17,371	$16,186

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

For the quarter ended September 30, 2003, we had double-digit volume, sales and earnings growth despite strong base period comparisons and heavy competitive activity in certain of our core categories. Going forward, business and market uncertainties could affect results. For a discussion of key factors that could impact and must be managed by us, please refer to the Management’s Discussion and Analysis section in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

Unit volume increased 12 percent, with all business segments and all geographic regions reporting unit volume growth. Double-digit increases in Health Care, Beauty Care and developing regions helped drive the volume growth. Excluding acquisitions and divestitures, primarily the recently completed acquisition of Wella AG, unit volume increased nine percent.

Net sales increased 13 percent to $12.20 billion. Foreign exchange had a positive impact of three percent, partially offset by mix of one percent and pricing investments of one percent. The foreign exchange impact reflects the strengthening of the Euro, Canadian Dollar and British Pound partially offset by weakening of the Venezuelan Bolivar and the Mexican Peso. Mix was driven, in part, by higher than expected growth in developing markets, including strong growth in China, and the continued portfolio expansion into mid-tier brands. Pricing investments were directed toward activities to drive top line growth in multiple businesses and to respond to competitive activity on Crest Whitestrips and continued high competitive promotion levels in the bath tissue and kitchen towel categories.

We reported net earnings of $1.76 billion, an increase of 20 percent versus the prior year quarter. Earnings growth was primarily driven by volume impacts, the completion of the prior year restructuring program, which had $113 million of after-tax charges in the base period, and lower manufacturing costs, despite inclusion of ongoing costs for restructuring-type activities to maintain a competitive cost structure. These improvements were partially offset by marketing investments to support base business and new product growth.

Net earnings per share were $1.26, an increase of 21 percent. Net earnings in the prior year quarter were $1.46 billion or $1.04 per share. Wella did not have a significant impact on net earnings.

Gross margin was 51.8 percent for the quarter compared to 49.2 percent for the same quarter of the prior year, an increase of 260 basis points. The increase in gross margin was primarily driven by lower cost of products sold due to the scale effect of volume, the reduction of before-tax charges related to the completed restructuring program of $88 million in the prior year quarter and material cost savings, which more than offset certain commodity price increases. Other base business and restructuring savings in the quarter more than offset the pricing investments discussed previously.

Marketing, Research, Administration and Other Costs (MRA&O) for the quarter increased to 30.1 percent versus 29.0 percent in the prior year quarter. The increase was driven by marketing spending and the impact of the Wella acquisition, which more than offset the reduction in prior year restructuring program charges. Marketing investments were made to drive growth on the base business and in support of initiatives such as Crest Whitestrips and Night Effects, Olay Regenerist, Swiffer and Prilosec OTC. The addition of Wella contributed approximately one third of the basis point increase due to higher MRA&O spending as a percent of sales and initial post-acquisition costs.

Operating margin increased 150 basis points to 21.7 percent for the quarter, compared to 20.2 percent in the same quarter year ago. The improvement was driven by the reduction in prior year restructuring program charges and lower cost of products sold, partially offset by the impact of higher MRA&O spending discussed in the previous paragraph.

We entered into several multi-year service contracts for services estimated at $3.6 billion. The biggest of these went into effect during the quarter ended September 30, 2003, while the remainder will go into effect in future periods.

The following provides supplemental information on the underlying drivers of net sales changes:

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

JULY-SEPTEMBER NET SALES INFORMATION

(Percent Change vs. Year Ago)**

	Volume	Vol Ex: Acquisitions & Divestitures	FX	Price	Mix/Other	Total Impact	Total Ex-FX
FABRIC AND HOME CARE	8%	8%	3%	-1%	-2%	8%	5%

BABY AND FAMILY CARE	6%	6%	3%	-1%	-1%	7%	4%

BEAUTY CARE	21%	8%	3%	-1%	-3%	20%	17%

SNACKS AND BEVERAGES	3%	3%	3%	1%	2%	9%	6%

HEALTH CARE	23%	23%	3%	-2%	-1%	23%	20%

TOTAL COMPANY	12%	9%	3%	-1%	-1%	13%	10%

**	These sales percentage changes are approximations based on quantitative formulas that are consistently applied.

Fabric and Home Care

Fabric & Home Care volume was up eight percent behind strong growth in global fabric care led by the developing regions and double-digit growth in global home care, with the continued success of the Swiffer WetJet and Duster, Dawn Power Dissolver and Dawn Complete and Febreze Anti-Allergen initiatives. Net sales increased eight percent to $3.39 billion. A three percent positive foreign exchange impact was offset by pricing and mix effects. Pricing reflects the continuation of pricing investments taken on select fabric care segments in North America, markets in Western Europe and on the Swiffer brand. Mix reduced sales by two percent driven by double-digit growth in developing geographies, including the expansion of Tide in China, and the expansion of mid-tier brands, including the growth of Bold in Japan. Net earnings increased to $562 million, or three percent versus a strong base period of 22 percent growth. Earnings were impacted by mix effects and increased marketing spending to support product initiatives. Fabric & Home Care earnings growth is expected to improve over the remainder of the fiscal year.

Baby and Family Care

Baby and Family Care unit volume increased six percent. Baby care volume growth was primarily driven by continued momentum in the Baby Stages of Development line in Western Europe and North America, growth in Japan and the broadening of the diaper product line in Latin America. Net sales grew seven percent to $2.61 billion, including a positive foreign exchange impact of three percent, partially offset by pricing investments of one percent and mix of one percent. Pricing was driven by continued high competitive promotional activity in North America family care. Earnings increased 22 percent to $295 million, due to strong volume growth and lower costs including the scale effects of volume.

Beauty Care

Beauty Care volume increased 21 percent, including the benefit from acquisitions and divestitures, primarily Wella. Excluding acquisitions and divestitures, Beauty Care volume increased eight percent despite heavy competitive activity in North America. Net sales increased 20 percent to $3.75 billion, including a positive foreign exchange impact of three percent. Negative mix of three percent was driven by the impact of Wella and developing market growth. The solid base business results were driven by continued global strength of the Pantene, Head & Shoulders, Always/Whisper and Olay brands. Net earnings for Beauty Care increased 12 percent to $616 million driven by volume growth and lower manufacturing costs, partially offset by increased marketing spending to defend against competitive entries in the hair care and skin care categories. Marketing spending also increased to support initiatives, including Pantene Daily Moisture Renewal in Japan, the expansion of Olay Regenerist and continued support of Tampax Pearl.

Snacks and Beverages

Snacks & Beverages volume was up three percent reflecting growth in the Pringles and Folgers brands, partially offset by volume declines in the juice category. Net sales were $896 million, an increase of nine percent, reflecting the benefits of a three percent impact from foreign exchange and three percent from price and mix impacts. Positive pricing includes a partial pass-through of higher commodity costs. For the balance of the fiscal year, the Company expects pricing will have a neutral or slightly negative impact on sales based on the aggressive pricing environment of the coffee category. Net earnings increased 20 percent to $109 million behind volume and sales growth and margin expansion due to base business savings.

Health Care

Health Care delivered volume growth of 23 percent driven by the Prilosec OTC launch in September, the continued success of Actonel, Crest Whitestrips and Night Effects tooth whitening products and base business strength. Net sales increased 23 percent to $1.73 billion, as a positive three percent foreign exchange impact was offset by mix and pricing, primarily the actions on Crest Whitestrips taken in November 2002. Although Prilosec OTC was an important contributor to the quarter results, even without the launch, Health Care delivered double-digit volume, sales and earnings growth. Net earnings increased 41 percent to $276 million as strong volume, sales and lower product costs funded marketing investments behind base business growth and new product introductions. While double-digit top line growth is expected for the fiscal year, results in the remaining quarters are expected to return to consumption levels following the one-time pipeline impact from Prilosec OTC. Additionally, although Prilosec OTC volume was particularly strong with the launch, associated marketing expenses will continue throughout the year.

Corporate

Corporate includes certain operating and non-operating activities, as well as eliminations to adjust management reporting principles to United States Generally Accepted Accounting Principles (U.S. GAAP). Current quarter results primarily reflect lower restructuring program charges partially offset by one-time items in the prior year quarter, including the impact of the Vicks divestiture.

Financial Condition

For the three months ended September 30, 2003, cash generated from operating activities totaled $1.61 billion compared to $2.01 billion in the comparable prior year period. The decrease in cash from operations is due to increases in working capital, as well as base period impacts due to dividends received from a joint venture. Accounts receivable grew slightly ahead of sales since June 30, 2003. The year-over-year accounts receivable increase of $0.3 billion is attributed to sales growth, particularly the timing of the Prilosec OTC launch in September, offset to some extent by an underlying improvement in days sales outstanding. These trends follow a two-day improvement in receivables days outstanding in the prior year period. Inventory increased primarily due to initiative-related activity, shipment trends and capacity utilization planning. The slight increase in inventory days on hand (approximately two days, excluding inventory acquired from Wella) compares to a seven day decrease in the prior year period.

Investing activities used $5.30 billion of cash year-to-date compared to $0.20 billion used in the prior year period. The acquisition of Wella is the key driver accounting for approximately $5.10 billion. Our acquisition of

Wella is discussed in Note 4 of the financial statements. There was no acquisition activity in the comparable prior year period. Capital spending increased to $364 million in the current year versus $281 million in the comparable prior year period. Capital spending as a percent of net sales was three percent, one percentage point below target.

Financing activities provided $1.96 billion in cash for the current fiscal year versus using $0.52 billion in the comparable prior year period. This generated a net cash increase of $2.48 billion driven primarily by short-term debt to support the Wella acquisition, partially offset by a decrease in long-term debt.

Restructuring Program Update

In 1999, concurrent with a reorganization of its operations into product-based global business units, we initiated a multi-year restructuring program. This program was substantially complete at the end of 2003. At June 30, 2003, there was a reserve liability balance remaining of $335 million for the program. This liability is expected to be settled by the end of 2004 through cash payments primarily for separation.

We continue to undertake projects to maintain a competitive cost structure, including manufacturing consolidations and work force rationalization, as part of our normal operations.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Three Months Ended September 30
	2003	2002
Ratio of earnings to fixed charges(1)	16.3x	14.7x

(1)	Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representation of the interest factor).

CAPITALIZATION

The following table sets forth the consolidated capitalization of Procter & Gamble and its subsidiaries at September 30, 2003.

September 30, 2003
(in millions of dollars except per share amounts)
Debt:
Commercial paper and other borrowing due within one year (1)	$5,286
Long-Term Borrowings	11,993

Total Debt (2)(3)	17,279

Shareholders’ Equity:
Convertible Class A preferred stock, stated value $1 per share; 600,000,000 shares authorized, 1,567.2 outstanding	1,567
Non-Voting Class B preferred stock, stated value $1 per share; 200,000,000 shares authorized, none outstanding
Common Stock, stated value $1 per share; 5,000,000,000 shares authorized, 1,296.7 outstanding	1,297
Additional Paid-In Capital	3,070
Reserve for Employee Stock Ownership Plan debt retirement	(1,293)
Accumulated other comprehensive income	(1,830)
Retained earnings	14,560

Total Shareholders’ Equity	17,371

Total capitalization	$34,650

(1)	Includes $318 million equivalent to current portion of long-term debt due within one year.
(2)	Total debt includes $15.8 billion of The Procter & Gamble Company debt. The balance of debt is held by subsidiaries.
(3)	On November 25, 2003, The Procter & Gamble Company issued $650,000,000 aggregate principal amount of notes due 2008 and $550,000,000 aggregate principal amount of notes due 2015. On December 4, 2003, The Procter & Gamble Company issued $30,000,000 in aggregate principal amount of floating rate notes due December 4, 2053. On December 11, 2003, The Procter & Gamble Company issued $150,000,000 in aggregate principal amount of 4.850% notes due 2015. Our credit facilities in support of our short term commercial paper borrowings were reduced from $4.0 billion as of September 30, 2003 to $2.77 billion as of December 2, 2003, none of which had been utilized as of January 9, 2004.

DESCRIPTION OF THE NOTES

The following descriptions of the particular terms of the notes (referred to in the accompanying prospectus as the “Offered Debt Securities”) supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

Investors should read this section together with the section entitled “Description of Debt Securities” in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. We qualify the description of the notes by reference to the indenture as described below.

General

The notes:

•	will be in an aggregate principal amount of $41,500,000, subject to our ability to reopen and issue additional notes which may be of the same series as the notes as described under “— Further Issues,”

•	will mature on December 4, 2053,

•	will be senior debt of Procter & Gamble, ranking equally with all other present and future unsecured and unsubordinated indebtedness of Procter & Gamble,

•	will be issued as a separate series under the indenture between Procter & Gamble and J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, National Association, dated as of September 28, 1992, in registered, book-entry form only,

•	will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000,

•	will be redeemable by us prior to the stated maturity at the times and prices described herein,

•	will be repayable at the option of the holders prior to the stated maturity at the times and prices described herein,

•	will be subject to defeasance and covenant defeasance, and

•	will not be subject to any sinking fund.

On December 4, 2003, we issued $30,000,000 aggregate principal amount of our floating rate notes due 2053, which we refer to sometimes in this Prospectus as the “December notes”. The notes offered hereby and our outstanding December notes will have the same terms, will trade as a single class of freely tradeable notes and will form a single series and class for all purposes under the indenture. The total aggregate principal amount outstanding of our floating rate notes due 2053 will be $71,500,000.

The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial or similar restrictions on us or our subsidiaries, except as described in the prospectus under the caption “Description of Debt Securities—Restrictive Covenants.”

Interest and Principal

Payment of Interest and Principal

We will pay interest on the notes quarterly on March 4, June 4, September 4 and December 4 of each year and on any maturity date (each, an “interest payment date”), commencing March 4, 2004, to the persons in whose names the notes are registered at the close of business on the 15th calendar day (in each case, whether or not a business day) immediately preceding the related interest payment date; provided, however, that interest payable on any maturity date shall be payable to the person to whom the principal of such notes shall be payable. Interest on the notes will be computed on the basis of the actual number of days elapsed over a 360-day year.

We will pay the principal of and interest on each note to the registered holder in immediately available funds upon presentation of the notes if in certificated form at the office or agency we maintain for this purpose in the Borough of Manhattan, The City of New York, currently the corporate trust office of the trustee, in any coin or currency of the United States of America which at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at our option by check mailed to the registered holder at the close of business on the regular record date at such address as shall appear in the security register or by wire transfer of immediately available funds to an account specified in writing by such holder to us and the trustee prior to the relevant record date. Notwithstanding anything to the contrary in this prospectus supplement or the accompanying prospectus, so long as the notes are in book-entry form, we will make payments of principal and interest through the trustee to DTC.

Interest payable on any interest payment date or maturity date shall be the amount of interest accrued from, and including, the immediately preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including December 4, 2003, if no interest has been paid or duly provided for with respect to the notes) to, but excluding, such interest payment date or maturity date, as the case may be. If any interest payment date (other than the maturity date) would otherwise be a day that is not a business day, such interest payment date will be postponed to the immediately succeeding day that is a business day, except that if such business day is in the immediately succeeding calendar month, such interest payment date (other than the maturity date) shall be the immediately preceding business day. If the maturity date of the notes falls on a day that is not a business day, the related payment of principal and interest will be made on the immediately succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the immediately succeeding business day.

By “business day” we mean a day which is not a day when banking institutions in the city in which the trustee administers its corporate trust business, currently New York City, or in the place of payment, are authorized or required by law or regulation to be closed, and that is also a “London business day”, which is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The term “maturity,” when used with respect to a note, means the date on which the principal of such note or an installment of principal becomes due and payable as therein provided or as provided in the indenture, whether at the stated maturity or by declaration of acceleration, call for redemption, repayment or otherwise.

Rate of Interest

The interest rate on the notes will be reset quarterly on March 4, June 4, September 4 and December 4 of each year, commencing March 4, 2004 (each, an “interest reset date”), and the notes will bear interest at a per annum rate equal to three-month LIBOR (as defined below) for the applicable interest reset period or initial interest period (each as defined below), less 0.35% (35 basis points). The interest rate for the initial interest period will be three-month LIBOR, determined as of two London business days prior to December 4, 2003, less 0.35% per annum. The “initial interest period” will be the period from and including December 4, 2003 to but excluding the initial interest reset date. Thereafter, each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period for the notes will be the period from and including the interest reset date immediately preceding the maturity date of such notes to but excluding the maturity date.

If any interest reset date would otherwise be a day that is not a business day, the interest reset date will be postponed to the immediately succeeding day that is a business day, except that if that business day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding business day.

The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date or December 4, 2003, as the case may be.

Interest Rate Determination

The interest rate applicable to each interest reset period commencing on the related interest reset date, or December 4, 2003 in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second London business day immediately preceding December 4, 2003, in the case of the initial interest reset period, or thereafter the applicable interest reset date.

J.P. Morgan Trust Company, National Association, or its successor appointed by us, will act as calculation agent. Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

(i) LIBOR is the rate for deposits in U.S. dollars for the 3-month period which appears on Moneyline Telerate Page 3750 (as defined below) at approximately 11:00 A.M., London time, on the applicable interest determination date. “Moneyline Telerate Page 3750” means the display designated on page “3750” on Moneyline Telerate (or such other page as may replace the 3750 page on that service, any successor service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Moneyline Telerate Page 3750, LIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

(ii) With respect to an interest determination date on which no rate appears on Moneyline Telerate Page 3750 as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include an affiliate of the underwriter) in the London interbank market selected by the calculation agent (after consultation with us) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London business day immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriters) selected by the calculation agent (after consultation with us) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London business day immediately following such interest determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such interest determination date will be LIBOR determined with respect to the immediately preceding interest determination date.

All percentages resulting from any calculation of any interest rate for the notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Promptly upon such determination, the calculation agent will notify us and the trustee (if the calculation agent is not the trustee) of the interest rate for the new interest reset period. Upon request of a holder of the notes, the calculation agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest reset period.

All calculations made by the calculation agent for the purposes of calculating interest on the notes shall be conclusive and binding on the holders and us, absent manifest error.

Optional Redemption

The notes of this series (including both the notes offered hereby and the December notes) may be redeemed at any time, at our option, in whole or in part, in amounts of $1,000 or any multiple of $1,000, at the following redemption prices (in each case expressed as a percentage of the principal amount), if redeemed during the 12-month period beginning on December 4 of any of the following years:

Year	Redemption Price
2033	105.0%
2034	104.5%
2035	104.0%
2036	103.5%
2037	103.0%
2038	102.5%
2039	102.0%
2040	101.5%
2041	101.0%
2042	100.5%
2043	100.0%

and thereafter at 100% of the principal amount, in each case, together with any accrued and unpaid interest to the redemption date (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date).

We must mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

In the event of any redemption of less than all the outstanding notes, the particular notes (or portions of notes in multiples of $1,000) to be redeemed shall be selected by the trustee by the method the trustee considers fair and appropriate.

Repayment at Option of Holder

The notes of this series (including both the notes offered hereby and the December notes) will be repayable at the option of the holder of the notes, in whole or in part, on the repayment dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in the following table:

Date	Redemption Price
December 4, 2004	98.0%
December 4, 2005	98.0%
December 4, 2006	98.0%
December 4, 2007	98.0%
December 4, 2008	98.0%
December 4, 2009	99.0%
December 4, 2010	99.0%
December 4, 2011	99.0%
December 4, 2012	99.0%
December 4, 2013	99.0%
December 4, 2014	100.0%

and on December 4 of every third year thereafter at 100% of the principal amount, through and including December 4, 2053, in each case, together with any accrued and unpaid interest to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

In order for a note to be repaid, the paying agent must receive, at least 30 but not more than 60 calendar days before the optional repayment date, (1) the note with the form entitled “Option to Elect Repayment” on the reverse of the note duly completed or (2) a telegram, facsimile transmission or a letter from a member of a national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States which must set forth:

•	the name of the holder of the note;

•	the principal amount of the note;

•	the principal amount of the note to be repaid;

•	the certificate number or a description of the tenor and terms of the note;

•	a statement that the option to elect repayment is being exercised; and

•	a guarantee that the note is to be repaid.

These items, together with the duly completed form entitled “Option to Elect Repayment” on the reverse of the note, must be received by the Paying Agent not later than the fifth business day after the date of that telegram, facsimile transmission or letter. The repayment option may be exercised by the holder of a note for less than the entire principal amount of the note but, in that event, the principal amount of the note remaining outstanding after repayment must be in an authorized denomination.

Conditional Right to Shorten Maturity

We intend to deduct interest paid on the notes for United States Federal income tax purposes. However, there have been proposed tax law changes over the past several years that, among other things, would have prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, we cannot assure you that similar legislation affecting our ability to deduct interest paid on the notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, we cannot assure you that a tax event (as defined below) will not occur.

If a tax event occurs, we will have the right to shorten the maturity of the notes of this series (including both the notes offered hereby and the December notes), without the consent of the holders of the notes, to the minimum extent required, in the opinion of nationally recognized independent tax counsel, so that, after shortening the maturity, interest paid on the notes will be deductible for United States Federal income tax purposes or, if that counsel cannot opine definitively as to such a minimum period, the minimum extent so required to maintain our interest deduction to the extent deductible under current law as determined in good faith by our board of directors, after receipt of an opinion of that counsel regarding the applicable legal standards. In that case, the amount payable on those notes on that new maturity date will be equal to 100% of the principal amount of those notes plus interest accrued on those notes to the date those notes mature on that new maturity date. We cannot assure you that we would not exercise our right to shorten the maturity of those notes if a tax event occurs or as to the period that the maturity would be shortened. If we elect to exercise our right to shorten the maturity of the notes when a tax event occurs, we will mail a notice to each holder of notes by first-class mail not more than 60 days after the occurrence of the tax event, stating the new maturity date of the notes. This notice shall be effective immediately upon mailing.

We believe that the notes should constitute indebtedness for United Stated Federal income tax purposes under current law and, in that case, an exercise of our right to shorten the maturity of the notes should not be a taxable event to holders for those purposes. Prospective investors should be aware, however, that our exercise of our right to shorten the maturity of the notes will be a taxable event to holders for United States Federal income tax purposes if the notes are treated as equity for United States Federal income tax purposes before the maturity is shortened, assuming that the notes of shortened maturity are treated as debt for those purposes.

“Tax event” means that we shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of:

•	any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States;

•	any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an “administrative or judicial action”); or

•	any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an administrative or judicial action or a law or regulation of the United States that differs from the previously generally accepted position or interpretation, in each case, occurring on or after December 4, 2003, there is more than an insubstantial increase in the risk that interest paid by us on the notes is not, or will not be, deductible, in whole or in part, by us for United States Federal income tax purposes.

Notes Used as Qualified Replacement Property

Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “Passive Income Test”). For purposes of the Passive Income Test, where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation (the “Affiliated Group”) for the purposes of computing the amount of passive investment income for purposes of section 1042.

We believe that less than 25 percent of our Affiliated Group’s gross receipts is passive investment income for the taxable year ending June 30, 2003. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. We cannot give any assurance as to whether we will continue to meet the Passive Income Test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which we have calculated our Affiliated Group’s gross receipts (including the characterization of those gross receipts) and passive investment income and the conclusions reached in this discussion. Prospective purchasers of the notes should consult with their own tax advisors with respect to these and other tax matters relating to the notes.

Tax Treatment of Pre-issuance Accrued Interest

The purchase price of the notes includes an amount attributable to interest accrued prior to the issue date of the notes. We believe that a portion of the first interest payment equal to such amount should be treated as a return of the pre-issuance accrued interest, rather than as interest payable on the notes. If this position is respected, our payment of such amount would not be treated as taxable income to you. You should consult with your own tax advisor concerning the tax treatment of the pre-issuance accrued interest.

Your tax basis in your notes generally will be their cost, excluding the amount of any pre-issuance accrued interest paid upon acquisition of the notes. However, the tax basis consequences of pre-issuance accrued interest are unclear, and it is possible that the amount of the pre-issuance accrued interest could be included in the initial tax basis of your notes. If that were the case, your tax basis in your notes should be reduced by the amount of the pre-issuance accrued interest returned to you as part of the first interest payment, and if your notes were sold or disposed of prior to the first interest payment, your amount realized would not be reduced by the amount attributable to the pre-issuance accrued interest for purposes of determining your gain or loss.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes of this series ranking equally with the notes of this series (including both the notes offered hereby and the December notes) in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes of this series and have the same terms as to status, redemption or otherwise as the notes of this series. Such further notes will have the same terms, will trade as a single class of freely tradeable notes and will form a single series and class for all purposes under the indenture as the notes offered hereby and the December notes.

Book-Entry System

We have obtained the information in this section concerning The Depository Trust Company (“DTC”) and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. In addition, the description of the clearing system in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, either as a participant in that system or indirectly through organizations which are participants in that system.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “Book-Entry System – Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC has advised us as follows: DTC is

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants. Indirect access to the DTC system is also available to securities brokers and dealers, banks and trust companies that maintain a custodial relationship with a direct participant.

If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “Book-Entry System – Certificated Notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interests on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes kept on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants. We and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Same-Day Settlement and Payment

The underwriter will settle the notes in immediately available funds. We will make principal and interest payments on the notes in immediately available funds or the equivalent.

Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the notes.

Certificated Notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Governing Law

The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

UNDERWRITING

We intend to offer the notes through the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement and the related pricing agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
Citigroup Global Markets Inc.	$16,500,000
Morgan Stanley & Co. Incorporated	25,000,000
Total	$41,500,000

The underwriters have agreed to purchase all of the notes sold pursuant to the purchase agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriter may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .625% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $30,000 and are payable by us.

Market for the Notes

We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if it sells more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for Procter & Gamble by Joe Stegbauer, Senior Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004. Mr. Stegbauer may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, and Fried, Frank, Harris, Shriver & Jacobson LLP may rely as to matters of Ohio law upon the opinion of Mr. Stegbauer. Fried, Frank, Harris, Shriver & Jacobson LLP from time to time performs legal services for Procter & Gamble.

AVAILABLE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional office at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

We have filed with the SEC a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the “registration statement.” This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

We incorporate by reference into this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended June 30, 2003;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2003; and

•	any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.

$41,500,000

The Procter & Gamble Company

Floating Rate Notes due 2053

PROSPECTUS SUPPLEMENT

Joint Book-running Managers
Citigroup	Morgan Stanley

January 9, 2004